SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 18 February 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)

Payment of dividends on Preference Stock and Group Trading Update

18 February 2011
______________________________________________________________________________________________________________________________________________________________________________

Payment of dividends on Preference Stock

Following the EU Commission's required one year prohibition on discretionary dividend and coupon payments on the Group's capital instruments which ended on 31 January 2011, coupon payments on such instruments recommenced on 1 February 2011.  On 21 February 2011 the Group will pay the dividends payable on its Euro and Sterling Preference Stock totalling the Euro equivalent of approximately €3.7 million.  In addition on 21 February 2011 the Group will pay the dividend totalling €214.5 million with respect to the 2009 Preference Stock (€1.8 billion outstanding) held by the National Pensions Reserve Fund Commission (NPRFC).

In order to demonstrate that adequate distributable reserves exist to satisfy these dividends, interim accounts (unaudited) for the Governor and Company of the Bank of Ireland (the Bank only - not consolidated) for the 12 month period ended 31 December 2010 have been filed with the Companies Registration Office.  A copy of these accounts is available on the Group's website at www.bankofireland.com/about-boi-group/investor-relations/financial-information.

Group Trading Update

In the period to 31 December 2010, there were heightened uncertainties regarding Irish sovereign debt, particularly in the 3 months leading up to the announcement by the Government of the EU/IMF/ECB Programme on 28 November 2010.  Group funding conditions were negatively impacted during this period of uncertainty which resulted in a shortening of the maturity profile of wholesale funding due to limited access to term funding and an increased reliance on secured borrowing primarily from Monetary Authorities, and significant outflows of ratings sensitive deposits primarily from the Group's capital markets business.  Throughout 2010 and despite intense competition, the Group's retail customer deposit base in Ireland has remained stable and the Group's retail deposit gathering activities in the joint venture with the UK Post Office continue to outperform expectations.  Overall customer deposit volumes have remained broadly stable since 28 November 2010.

Reflecting NAMA transfers that have occurred, changes in the eligibility criteria for loans transferring to NAMA as announced on 28 November 2010* and the Group's deleveraging initiatives, loans and advances to customers have continued to reduce.  Notwithstanding this reduction in loans and advances to customers, the impact of the outflow of ratings sensitive deposits has resulted in a significant increase in the Group's loan to deposit ratio (excluding loans held for sale to NAMA) at 31 December 2010 from the ratio of 143% at 30 June 2010.

Underlying** Operating Profit
Underlying operating profit before impairment charges for the 12 months to 31 December 2010 is expected to be circa 25% - 30% lower than the c.€1.4 billion*** for the comparable prior year.  On a year on year comparative basis, net interest income has continued to be adversely impacted by elevated deposit pricing arising from the intense competition for deposits, higher costs of wholesale funding and higher costs of the ELG Scheme partially offset by improved lending margins.  Other income is expected to increase significantly primarily reflecting ''one-off'' items in both the preceding and the current year.  Costs remain an area of management focus and the Group expects operating expenses for the 12 months to 31 December 2010 to be lower than the 12 months ended 31 December 2009.

Asset Quality
The impairment charge on loans and advances to customers (excluding assets held for sale to NAMA) reduced in 2010 compared with 2009.  The Group maintains its expectations that the impairment charge on loans and advances to customers (excluding assets held for sale to NAMA) peaked in 2009 with anticipated reductions in subsequent years.  In the Group's AFS portfolio, the Group recognised in December 2010 impairment charges of approximately €170 million on (i) a holding of subordinated debt issued by an Irish financial institution who exchanged these bonds for cash in January 2011 at a loss to the Group of approximately €100 million and (ii) an impairment charge of approximately €70 million on the NAMA subordinated bonds following the decision by the board of NAMA not to pay the discretionary coupon due on 1 March 2011.

NAMA
During the 12 months to 31 December 2010, the Group transferred €9.4 billion of assets (before impairment provisions) to NAMA.  The consideration receivable for these assets amounts to €5.2 billion resulting in a gross discount**** of 44%.  The gross discount on assets transferred to NAMA exceeds the estimate as outlined in the Minister for Finance's statement on banking issued on 30 September 2010, which was based on a forecast provided to the Minister by NAMA at that time.  At 31 December 2010, the Group still held as eligible for transfer to NAMA €0.9 billion of assets (before impairment provisions), where the Group has an individual customer/sponsor exposure of greater than €20 million.  The Group expects that the final discount on the transfer of these assets to NAMA will be less than the average discount on assets transferred prior to 31 December 2010.

In addition, the Group also held potentially NAMA eligible assets estimated to amount up to €4.1 billion (before impairment provisions) arising from the announcement on 28 November 2010 and these assets are expected to transfer to NAMA following the enactment of changes to the NAMA legislation and relevant due diligence.  The final discount that will be applicable to the Group on these assets will be determined on completion of the relevant due diligence and the sale of the final portfolio of eligible assets to NAMA.

Capital
As at 30 June 2010, the Group's Equity Tier 1 Capital Ratio and Core Tier 1 Capital Ratio were 8.2% and 10.2% respectively.  Risk weighted assets at 31 December 2010 are expected to reduce by mid teens percent from approximately €93 billion at 30 June 2010 due to a number of factors including transfers to NAMA, impaired loans, additional deleveraging and foreign exchange impacts.  As at 31 December 2010, while the Group's Equity Tier 1 Capital Ratio and Core Tier 1 Capital Ratio are expected to be lower than reported as at 30 June 2010 primarily driven by losses on the transfer of assets to NAMA, partially offset by gains on liability management exercises and lower risk weighted assets, the Group expects its Equity Tier 1 Capital Ratio and Core Tier 1 Capital Ratio to exceed regulatory targets.

On 28 November 2010, as part of the EU/IMF/ECB Programme, the Central Bank stated that Irish banks would be required to meet higher Core Tier 1 capital ratios during 2011.  In the case of the Group, the Central Bank estimated that the Group would, as a consequence, be required to generate additional Core Tier 1 capital of €2.199 billion by 28 February 2011.

Since 28 November 2010 the Group has generated c.€0.75 billion of Core Tier 1 Capital towards this target after taking the following measures:

•     On 17 December 2010, the Group completed the exchange of €1.355 billion nominal value of certain Lower Tier 2 Securities for c. €700 million of Euro and Sterling Medium Term Notes due in 2012. This generated Core Tier
       1 Capital of c. €680 million whilst reducing Total Capital by c.€675 million.

•     On 10 January 2011, the Group completed the sale of Bank of Ireland Asset Management to State Street Corporation for a total consideration of €57 million. This generated Core Tier 1 Capital of €40 million.

•     On 10 February 2011, the Group announced the exchange of €102 million nominal value of certain Canadian Dollar Lower Tier 2 Securities for €55 million of euro and Canadian Dollar Medium Term Notes due in 2012. This generated Core Tier 1 Capital of c.€45 million whilst reducing Total Capital by €57 million.

On 9 February 2011, the Minister for Finance announced that the Irish Government was postponing a decision on capital injections into Irish Banks (Bank of Ireland, AIB and EBS) until after the upcoming election on 25 February 2011, and the Central Bank of Ireland noted that the requirement for Bank of Ireland to achieve a Core Tier 1 ratio of 12% by 28 February 2011 had been extended, with a new timeline to be set early in the life of the new Government.

Prudential Capital Assessment Review (PCAR) and Prudential Liquidity Assessment Review (PLAR)
The Group published a number of key medium-term targets with the announcement of its results for the 9 months ended 31 December 2009 on 31 March 2010.  With the Central Bank undertaking a revised PCAR and PLAR for the Irish banking sector, as part of the EU/IMF/ECB Programme which provides for a downsizing and reorganisation of the sector, there are uncertainties regarding the outcome of these reviews and the potential impact that further capital requirements, additional restructuring initiatives and further deleveraging initiatives may have on the shape of the Group and its prospects.  Consequently, the aforementioned medium-term targets will be re-evaluated in the context of the outcome of the PCAR and PLAR processes.

* On 28 November 2010 the Government announced, as part of the EU/IMF/ECB Programme, an amendment to the NAMA process requiring the Group to transfer to NAMA those remaining eligible land and development loans to which the Group has an individual customer/sponsor exposure of less than €20 million.
** Underlying excludes non-core items which are those items that the Group believes obscure the underlying performance trends in the business.  The Group has treated the following items as non-core: gain on liability management exercises, impact of changes in pension benefits, impact of 'coupon stopper' on subordinated debt, gains/losses arising from the change in credit spreads relating to the Group's issued notes and other deposits designated as ''fair value through profit or loss'', gross-up for policyholder tax in the Life Assurance Business, investment return on treasury stock held for policyholders, cost of restructuring programmes and gains/losses on disposal of business activities.
*** Re-stated to exclude a gain of approximately €35 million arising from the change in credit spreads relating to the Group's issued notes and other deposits designated as ''fair value through profit or loss'' now treated as non-core.
**** Prior to (i) any impairment provisions previously recognised by the Group, (ii) any fair value adjustments in respect of any consideration received, (iii) any provision that may be required under accounting standards due to the on going cost of servicing these assets on behalf of NAMA, and (iv) taking account of any transfer costs.

Ends

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, payment of dividends, future income, business strategy, projected costs, projected impairment losses, estimated discounts upon transfers of assets to NAMA, capital ratios, margins, future payment of dividends, the implementation of proposed changes in respect of  certain of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, the implementation of the Irish Government's austerity measures relating to the financial support package from the EU/IMF/ECB, the availability and cost of funding sources, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of a change in credit ratings of the Group's and the Irish national debt, the impact of transfers of assets to NAMA, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition including for customer deposits, and the Group's ability to address information technology issues. Consequently, nothing in this statement should be considered to be a forecast of future profitability or financial position. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 18 February 2011